

February 8, 2013

Via E-mail
Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Company
801 Louisiana, Suite 700
Dallas, Texas 77002

> **Re: Goodrich Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed January 22, 2013**
> **File No. 333-186129**

Dear Mr. Goodrich:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibit 5.1

1.   We note counsel's assumption at page 2 that all the information contained in the documents reviewed by it is true and correct. We note that, as drafted, such assumption may refer to representations made by officers or the company as to legal conclusions, including those underlying the opinions asserted. Please obtain and file a new legality opinion that is appropriately revised. This comment shall also apply to Exhibit 5.2.

Walter G. Goodrich
Goodrich Petroleum Corporation
February 8, 2013
Page 2

Exhibit 5.2

2.   We note counsel's assumption at page 2 that the Louisiana Subsidiary Guarantor is duly
        organized under the laws of the State of Louisiana and is and will be validly existing and
        in good standing under the laws of the State of Louisiana. Please obtain and file a new
        legality opinion that does not make such an assumption. We refer you to Staff Legal
        Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section II.B.1.e. at
        http://sec.gov/interps/legal/cfslb19.htm.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       James M. Prince
       Vinson & Elkins L.L.P.